UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Mindray Medical International Limited

(Name of Issuer)

Class A Ordinary Shares**
Class B Ordinary Shares**
American Depositary Shares
(Title of Class of Securities)

602675100
(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing one Class A ordinary share. See the Notes for further discussion of shares held by Reporting Persons.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xu Hang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,047,476(1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,047,476(1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,047,476(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%(3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 201,742 Class A ordinary shares held by New Dragon (No. 12) Investments Limited (“New Dragon”), of which Mr. Xu Hang is the sole owner; (ii) 9,229,755 Class B ordinary shares held by New Dragon; (iii) 515,979 American Depositary Shares, each representing one Class A ordinary share, which are held by Credit Suisse AG for the benefit of New Dragon; (iv) 4,000,000 Class B ordinary shares held by New Phoenix Limited (“New Phoenix”), over which Mr. Xu Hang exercises voting and investment control; (v) American Depositary Shares representing 500,000 Class A ordinary shares, which are held by Credit Suisse AG for the benefit of New Phoenix; and (vi) 600,000 Class A ordinary shares issuable upon the exercise of stock options held by Mr. Xu Hang, which includes stock options vesting within 60 days of December 31, 2014. 6,206,896 of the Class B ordinary shares are pledged pursuant to a Collateral Agreement as security for a credit facility made available by Credit Suisse AG to New Dragon (the “Credit Facility”).
(2)	Class A ordinary shares and Class B ordinary shares are not listed for trading. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote on all matters subject to shareholder vote, and each Class B ordinary share is entitled to five votes on all matters subject to shareholder vote. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Class B ordinary shares will automatically and immediately convert into an equal number of Class A ordinary shares upon transfer to any person or entity which is not an affiliate of the transferor.
(3)	Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 117,901,753 outstanding ordinary shares of the issuer as of December 31, 2014 including 600,000 Class A ordinary shares issuable upon the exercise of stock options held by Mr. Xu Hang.
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1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Dragon (No. 12) Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,947,476(4)(5)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,947,476(4)(5)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,947,476(4)(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%(6)
12	TYPE OF REPORTING PERSON CO

(4)	Includes (i) 201,742 Class A ordinary shares; (ii) 9,229,755 Class B ordinary shares; and (iii) 515,979 American Depositary Shares, each representing one Class A ordinary share, which are held by Credit Suisse AG for the benefit of New Dragon. 6,206,896 of the Class B ordinary shares are pledged as collateral for the Credit Facility.
(5)	See Note 2 above.
(6)	Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 117,301,753 outstanding ordinary shares of the issuer as of December 31, 2014.
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1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Phoenix Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,500,000(4)(5)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,500,000(4)(5)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(4)(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%(6)
12	TYPE OF REPORTING PERSON CO

(4)	Includes (i) 4,000,000 Class B ordinary shares; and (ii) American Depositary Shares representing 500,000 Class A ordinary shares, which are held by Credit Suisse AG for the benefit of New Phoenix.
(5)	See Note 2 above.
(6)	Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 117,301,753 outstanding ordinary shares of the issuer as of December 31, 2014.
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Item 1(a)	Name of Issuer:

Mindray Medical International Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China

Item 2(a)	Name of Person Filing:

Xu Hang

New Dragon (No. 12) Investments Limited

New Phoenix Limited

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship:

Xu Hang c/o Mindray Medical International Limited Mindray Building, Keji 12th Road South, Hi-tech Industrial Park Nanshan, Shenzhen, 518057 People’s Republic of China

New Dragon (No. 12) Investments Limited Ugland House P.O. Box 309, George Town Grand Cayman Cayman Islands

New Phoenix Limited Ugland House P.O. Box 309, George Town Grand Cayman Cayman Islands

Item 2(c)	Citizenship:

Xu Hang - PRC

New Dragon (No. 12) Investments Limited - Cayman Islands

New Phoenix Limited - Cayman Islands

Item 2(d)	Title of Class of Securities:

Class A ordinary shares, par value HK$0.001

Class B ordinary shares, par value HK$0.001

American Depositary Shares

Item 2(e)	CUSIP Number:

602675100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

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Item 4.	Ownership

(a) Amount Beneficially Owned:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of:
Xu Hang	15,047,476 ordinary shares	12.8(7)	15,047,476 ordinary shares	0	15,047,476 ordinary shares	0

New Dragon (No. 12) Investments Limited	9,947,476 ordinary shares	8.5(8)	9,947,476 ordinary shares	0	9,947,476 ordinary shares	0

New Phoenix Limited	4,500,000 ordinary shares	3.8(8)	4,500,000 ordinary shares	0	4,500,000 ordinary shares	0

Mr. Xu Hang is the sole shareholder of New Dragon (No. 12) Investments Limited. In addition, Mr. Xu Hang exercises sole investment and voting control over the shares held by New Phoenix Limited. Pursuant to Section 13(d) of the Act, Mr. Xu Hang may be deemed to beneficially own all of the shares held by New Dragon (No. 12) Investments Limited and New Phoenix Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

(7)	Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 117,901,753 outstanding ordinary shares of the issuer as of December 31, 2014 including 600,000 Class A ordinary shares issuable upon the exercise of stock options held by Mr. Xu Hang.
(8)	Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 117,301,753 outstanding ordinary shares of the issuer as of December 31, 2014.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 13, 2015

Xu Hang

/s/ Xu Hang

New Dragon (No. 12) Investments Limited

By:	/s/ Xu Hang
Name:	Xu Hang
Title:	Director

Phoenix Limited

By:	/s/ Jian Yao
Name:	Jian Yao
Title:	Sole Shareholder

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LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

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EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the American Depositary Shares, Class A ordinary shares and Class B ordinary shares, par value HK$0.001, of Mindray Medical International Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in counterparts that, taken together, shall constitute one and the same instrument.

February 13, 2015

Xu Hang

/s/ Xu Hang

New Dragon (No. 12) Investments Limited

By:	/s/ Xu Hang
Name:	Xu Hang
Title:	Director

New Phoenix Limited

By:	/s/ Jian Yao
Name:	Jian Yao
Title:	Sole Shareholder

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